OMV Aktiengesellschaft

08005783

OMV Teleconference Alert

082-03209

SUPPL

October 23, 2008

Results for Q3/08
Thursday, November 6, 2008

- Press release will be issued on November 6, 2008 at 6.30am (GMT) / 7.30am (CET)
- Conference call will take place at 10.30am (GMT) / 11.30am (CET) / 5.30am (EDT)

OMV, the Central European oil and gas Group, invites you or a colleague to participate in the analyst and investor conference call, hosted by David Davies, CFO, to review the results for Q3/08. The presentation will be held in English.

It would be very much appreciated, if you could confirm your participation in the conference call to investor.relations@omv.com.

If you wish to participate in the OMV conference call, please call the conference centre approximately 5 minutes prior to conference time and request the OMV conference call. Additionally, post the requested confirmation number mentioned below when dialing in. The presentation will last approximately 30 minutes and will be followed by a Q&A session.

Dial-in numbers:	+43 (0)1 92 89 672	for Austria
	+44 (0)207 09 80 693	for UK
	+1 703 621 9129	for USA
Confirmation number:	160728#	

Conference call replay will be available until Thursday, November 13, 2008 under:

+43 1 92 89 588 (pin: 217325#)	for Austria
+44 203 14 74 602 (pin: 217325#)	for UK
+1 866 458 4080 (pin: 217325#)	for USA

The news release will be e-mailed to you on the morning the results are announced. In addition, the news release, the presentation as well as an audio-webcast of the presentation will be available on OMV's website: www.omv.com.

Dev 11/12

For further information, please contact:
OMV
Ana-Barbara Kunčič, Investor Relations   Tel. +43 (1) 40 440-21600
e-mail: investor.relations@omv.com
Homepage: www.omv.com

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OMV Teleconference Alert **Fax reply**

Results for Q3/08

November 6, 2008

Name: ....

Company: ....

☐ I am able/unable to participate in the teleconference call [please delete as appropriate]

☐ I am unable to participate but my colleague will be participating instead [specify name]:

....

We would appreciate it if you could send your reply not later than November 3, 2008 to Investor Relations:

e-mail: investor.relations@omv.com

fax: +43 (1) 40 440-29496

Please indicate if you would like to be deleted from the distribution list.

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OMV Investor News

October 23, 2008

OMV with continuing exploration success in Tunisia

- **Successful exploration well Sourour-1 in the Jenein Sud exploration permit**
- **Promising cumulative flow rate of the tested formations amounts to 1,200 bbl/d of condensate and 58 mn cf/d (9,700 boe/d) of gas**
- **3D seismic acquisition ongoing and plans for drilling of further wells**

OMV Aktiengesellschaft, the leading oil and gas group in Central Europe, announces the discovery and successful testing of condensate and gas in its Sourour-1 exploration well in the Jenein-Sud exploration permit in Southern Tunisia. This is the fourth successful discovery in the permit within the last two years and highlights the potential of this block, which is operated by OMV (Tunesien) Exploration GmbH. The exploration well reached a total depth of 4,013 m and encountered a total of 20 m net gas and condensate pay in several layers at depths ranging from 3,700 m to 3,950 m. Further exploration and appraisal activities in the area are the currently ongoing 3D seismic survey and the planned drilling of additional wells.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "This promising series of discoveries in our Jenein Sud exploration block supports our efforts to grow in Tunisia, an important country in our North African core region."

The cumulative flow rate of all layers tested by the Sourour-1 well amounts to 1,200 bbl/d of condensate and 58 mn cf/d (9,700 boe/d) of gas. Drilling of the next well in the block, the Ahlem-2 appraisal well, is expected to commence in January 2009. Acquisition of 600 km2 of additional 3D seismic was started in mid-July and will be completed by the end of the year. OMV and the Tunisian national oil company ETAP each hold a 50% interest in the Jenein Sud exploration permit, which covers an area of 1,992 km², 700 km south of the Tunisian capital Tunis.

Balanced international E&P portfolio

OMV holds a balanced international E&P portfolio in 20 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production volume is approximately 316,000 boe/d and the Company's reserves at the end of 2007 were approximately 1.22 bn boe.

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ALGIERS
TUNIS
SICILY
ALGERIA
GREMDA/ EL AIN
SIDI MANSOUR
GUEBIBA/ EL HAJEB
Mediterranean Sea
ASHTART
RHEMOURA
CERCINA
TUNISIA
OMV share
Ashtart: 50%
Cercina: 49%
Gremda/El Ain: 49%
Guebiba/El Hajeb: 49%
Rhemoura: 49%
Jenein Sud: (OP) 50%
Sidi Mansour: (OP) 80%
TRIPOLI
TUNISIA
JENEIN SUD
LIBYA
200 Kilometers

Background information:

Condensate is a premium hydrocarbon liquid which is dissolved in saturated natural gas in the reservoir. Condensate is liquefied when the pressure and temperature reach the dew point during production.

OMV in Tunisia

OMV first became active in Tunisia in the early 1970s. The acquisition of the international E&P activities of Preussag in 2003 gave OMV access to seven producing oil fields in the southeast of the country. The most prolific of these is the Ashtart field. OMV currently has interests in two exploration and five production licenses in Tunisia. Its current production in Tunisia amounts to approx. 9,000 boe/d. OMV operates the Jenein Sud exploration block which is situated in the Tunisian extension of the Ghadames basin. In April 2008, OMV acquired an 80% operated share in the Sidi Mansour exploration area.

OMV Aktiengesellschaft

With Group sales of EUR 20.04 bn and a workforce of 33,665 employees in 2007, and a as market capitalization of approximately EUR 6 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.22 bn boe, a production of around 321,000 boe/d and an annual refining capacity of 26.4 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,538 filling stations in 13 countries, resulting in a market share of 20% of the group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 20 countries in six core regions. OMV sells more than 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe approximately 64 bcm gas is transported annually. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. As of year-end 2007, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the refining network Bayernoil and approximately 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV
Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Thomas Huemer, Press Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Homepage: www.omv.com

Next result announcement: January – September and Q3 2008 on November 6, 2008

END

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